Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	2009	2010	2011	2012	2013
Income from continuing operations before income taxes	$789	$1,229	$925	$1,437	$2,087
Add: Fixed charges	3,038	2,279	2,404	2,565	2,213

Total earnings	$3,827	$3,508	$3,329	$4,002	$4,300

Interest expense	$3,036	$2,275	$2,401	$2,561	$2,210
Rental expense, net of income	2	4	3	4	3

Total fixed charges	3,038	2,279	2,404	2,565	2,213
Preferred stock dividends	171	121	28	31	31

Total fixed charges and preferred stock dividends	$3,209	$2,400	$2,432	$2,596	$2,244

Ratio of earnings to fixed charges(1)	1.26	1.54	1.38	1.56	1.94

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.19	1.46	1.37	1.54	1.92

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.